

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2013

Via E-mail
Eric K. Olson
Chief Executive Officer
Amedica Corporation
1885 West 2011 South
Salt Lake City, UT 84119

> **Re:** **Amedica Corporation**
> **Registration Statement on Form S-1**
> **Filed November 08, 2013**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 15, 2013**
> **File No. 333-192232**

Dear Mr. Olson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   We note your response to our prior comment number 4; however, it appears that your conclusion about PEEK adverse event reports is extrapolated from other data and may not actually reflect adverse events reported for PEEK. Please revise or advise.

Market Opportunity, page 2

2.   We note your response to prior comment number 7; however, it is unclear why you have marked certain information "confidential" which appears to be publicly available. If this information is not publicly available, please tell us whether it was commissioned for you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 48

3.   We see that a 36% decrease in research and development expense in the nine months ended September 30, 2013 is primarily attributed to "a reduction in research and development activities." In expanded disclosure, please describe the activities that were reduced and describe the underlying business reasons for the reductions you identify.

Long-Lived Assets and Goodwill, page 56

4.   We refer to your response to prior comment 14. In light of the reported stockholders' deficit, please clarify in your disclosure how you define "carrying value" of your single reporting unit for goodwill impairment testing purposes.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

5.   Tell us where the notes to financial statements fully describe the $8 million cash inflow identified as proceeds from issuance of convertible debt and warrants in the nine months ended September 30, 2013.

Common Stock Warrant Liability, page F-20

6.   It appears that you sold additional common stock warrants in August and September 2013 in connection with sales of Series F preferred stock. Please make disclosure about these warrants, including their terms and conditions, and the related accounting in the notes to financial statements.

Note 8. Equity, page F-23

7.   We refer to your response to prior comment 11. Under the heading "Conversion," please disclose the currently applicable conversion rate for each series of preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kevin Ontiveros – Chief Legal Officer, Amedica Corporation
Daniel Kajunski – Mintz Levin (outside counsel)